Exhibit 99.1


Origin Agritech Limited's Affiliate Biocentury Transgene (China) Co.,
          Ltd. Receives Approval to Sell Bt Cotton in India

Origin's Board of Directors Approves Extension of Share Repurchase Plan


    BEIJING--(BUSINESS WIRE)--Sept. 17, 2007--Origin Agritech Limited ("Origin") (NasdaqGS: SEED), a vertically-integrated supplier of premium corn, rice, cotton and canola crop seeds, today announced that Biocentury Transgene (China) Co., Ltd. ("Biocentury") received commercial approval for three varieties of its insect-resistant genetically modified ("GM") hybrid cotton seed ("Bt hybrids") from the Indian Genetic Engineering Approval Committee ("GEAC"). Origin, through its subsidiary Beijing Origin Seed Limited, has a 34% ownership interest in Biocentury.

    Biocentury's Bt hybrids will be available for sale in India in time for the 2008 growing season. Each Bt hybrid variety was approved for commercial cultivation in a specific zone: North (Rajasthan, Haryana, Punjab), Central (Gujarat, Madhya Pradesh, Maharashtra), and South (Andhra Pradesh, Karnataka, Tamil Nadu). Origin will share in upfront payments and in future sales royalties received by Biocentury. Specific terms were not disclosed.

    Biocentury is one of the leading biotechnology companies in China focused on producing precursors for the GM seed industry. Biocentury's Bt gene is already in use in China, where it has earned a majority share of the GM cotton market.

    According to Dr. Gengchen Han, Chairman and CEO of Origin, "Origin continues to invest in what we believe will be the future of our industry - GM technology. This agreement, which follows our recently announced pre-approval to sell a premium hybrid rice seed in Vietnam, also reflects Origin's desire to export technology that supports the global farming community."

    India is one of the largest producers of cotton in the world. Since its introduction in 2002, it is estimated that Bt now covers approximately 42% of India's planted cotton area. A recent scientific study by the Indian government conducted during the 2005-2006 cotton cropping season noted that Bt cotton hybrids produced a 34% higher average yield compared to non-Bt cotton hybrids, and a 74% higher yield compared to open-pollinated cotton varieties.

    Share Repurchase Plan

    Origin also announced that its Board of Directors has approved the extension of the Company's share repurchase program, which expired in June 2007. Under the terms of this program, Origin expects to continue to acquire, from time to time, up to $10 million of the Company's common stock until December 31, 2008.

    About Origin

    Origin (www.originagritech.com) specializes in the research, development, production, sale and distribution of hybrid crop seeds in China. The Company owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan, Sichuan, Hebei, Yunnan, Jiangsu, Shanxi, Guizhou, Hubei, Anhui, Guangxi, Hunan and Jiangxi provinces. Origin launched its first entirely internally developed seed in 2003. As of 2006, Origin had ten proprietary corn hybrids, six proprietary rice hybrids and two proprietary canola hybrids currently on the market.

    Forward Looking Statements

    This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its transition report on Form 20-F filed with the SEC on February 15, 2007. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.


    CONTACT: Origin Agritech Limited
             Jeff Wang, 86-10-5890-7518
             Chief Financial Officer
             or
             Irving Kau, 760-918-1781
             Vice President, Finance
             or
             Investor Relations:
             The Equity Group Inc.
             Devin Sullivan, 212-836-9608